Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-137376
April 17, 2008
Final Term Sheet
BioMed Realty Trust, Inc.
5,700,000 Shares of Common Stock

Issuer:	BioMed Realty Trust, Inc. (the “Company”)

Symbol:	NYSE: BMR

Security:	Common stock, par value $0.01 per share

Size:	5,700,000 shares of common stock, representing an increase of 1,700,000 shares over the 4,000,000 shares described in the preliminary prospectus filed with the SEC on April 16, 2008

Over-Allotment Option:	855,000 additional shares of common stock, representing 255,000 shares more than the 600,000 over-allotment shares described in the preliminary prospectus

Shares outstanding after the offering:	71,271,304 shares (72,126,304 shares if the over-allotment option is exercised in full)

Public offering price:	$25.50 per share

Trade date:	April 17, 2008

Settlement and delivery date:	April 22, 2008

Underwriting discounts and commissions:	$1.02 per share; $5,814,000 total ($6,686,100 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses:	$24.48 per share; $139,536,000 total ($160,466,400 if over-allotment option is exercised in full)

Use of proceeds:	The Company expects the net proceeds of this offering to be approximately $139,036,000, after deducting the underwriting discounts and commissions and the Company’s estimated offering expenses. If the over-allotment option is exercised in full, the Company expects net proceeds of approximately $159,966,400. The expected net proceeds are higher than those disclosed in the preliminary prospectus, which were $95.7 million without the over-allotment option, and $110.2 million if the over-allotment option were exercised in full. The Company will contribute the net proceeds of this offering to BioMed Realty, L.P., its operating partnership. The operating partnership intends to subsequently use the net proceeds of the offering to repay a portion of the outstanding indebtedness under our $600.0 million unsecured line of credit and for other general corporate and working capital purposes. Because the net proceeds are larger than the expected net proceeds disclosed in the preliminary prospectus, the amount of our indebtedness repaid with the net proceeds of this offering will be more than estimated in the preliminary prospectus.

Lead Manager:	Raymond James & Associates, Inc.

Co-Managers:	Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
KeyBanc Capital Markets Inc.
Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated

Relationships:	An affiliate of each of Raymond James & Associates, Inc., Wachovia Capital Markets, LLC, Credit Suisse Securities (USA) LLC, RBC Capital Markets Corporation and KeyBanc Capital Markets Inc. is a lender under our $600.0 million unsecured line of credit. A portion of the net proceeds will be received by these affiliates because we intend to use the net proceeds to repay a portion of the outstanding borrowings under our $600.0 million unsecured line of credit.
     The issuer has filed a registration statement (including a prospectus dated September 15, 2006 and a preliminary prospectus supplement dated April 16, 2008) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling Raymond James & Associates, Inc. toll-free at 1-800-248-8863. You may also access the preliminary prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1289236/000093639208000267/a39937pe424b5.htm.